RECEIVED
2004 AUG 12 A 11: 51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOMBARDIER

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

August 10, 2004

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

04036201

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

BOMBARDIER INC.

- *Montréal, June 1, 2004* – Bombardier announces election of two new directors
- *Montréal, July 7, 2004* – Bombardier announces successful renewal of bank lines in Europe

BOMBARDIER AEROSPACE

- *Toronto, July 16, 2004* – Bombardier sells 20 more Regional Jets to Air Nostrum

- *Toronto, July 16, 2004* – Bombardier confirms revised US Airways delivery agreement

BOMBARDIER TRANSPORTATION

- *Montréal, July 19, 2004* – Bombardier appoints new vice president, finance in transportation

- *Montréal, July 27, 2004* – Bombardier awarded a US $320 million contract for a fully automated rapid transit system in South Korea

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2004.

____
Name:
Title:

PRESS RELEASE

RECEIVED
2004 JUN 12 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOMBARDIER

BOMBARDIER ANNOUNCES ELECTION OF TWO NEW DIRECTORS

Montréal, June 1, 2004 – At Bombardier's Annual Meeting of Shareholders, held today, André Bérard and Carlos E. Represas were elected to the Corporation's Board of Directors.

"I am very pleased that André and Carlos will now be on our Board. Between the two of them, they bring varied experiences that will certainly be beneficial to Bombardier," declared Laurent Beaudoin, Executive Chairman of the Board of Bombardier Inc.

André Bérard is a corporate director. He was the Chairman of the Board of the National Bank of Canada from 2002 to 2004 after having been Chairman of the Board and Chief Executive Officer from 1990 to 2002; President and Chief Executive Officer in 1989; and President and Chief Operating Officer from 1986 to 1989. Prior to this, he held various positions of increasing responsibility, also at the National Bank of Canada. Bérard is a director on various boards including, BCE Inc., Noranda Inc., Saputo Inc., Kruger Inc. and the Groupe Canam Manac Inc.

Carlos E. Represas is Executive Vice-President – Head of the Americas of Nestlé S.A. He has been Chairman of the Board of Nestlé Holdings, Inc. U.S.A. since 1994 and Nestlé Mexico S.A. de C.V. since 1983. He has also acted as Co-Chairman of the Board of Beverage Partners Worldwide S.A. (a joint venture between Nestlé and Coca-Cola) since 1997 and as Co-Chairman of the Board of Dairy Partners Americas (a joint venture between Nestlé and Fonterra Cooperative Group) since 2001. He has been a member of the Supervisory Board of Cereals Partners Worldwide S.A. (a joint venture between Nestlé and General Mills) since 1996. Furthermore, he has been a member of the Board of Directors of Vitro, S.A. de C.V. since 1998.

Bérard and Represas are joining re-elected board members Laurent Beaudoin, Jalynn H. Bennett, J.R. André Bombardier, Janine Bombardier, L. Denis Desautels, Jean-Louis Fontaine, Daniel Johnson, Michael H. McCain, Jean C. Monty, James E. Perrella, Federico Sada G. and Paul M. Tellier.

During the meeting, Laurent Beaudoin also expressed his thanks to departing director André Desmarais, who has been on Bombardier's Board for nearly 20 years, during which Bombardier went through periods of growth and diversification. "André made an exceptional contribution to the success of the Corporation. His energy and his enlightened advice made him an invaluable ally. I am sincerely grateful for his support to Bombardier during all these years," declared Beaudoin.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information Dominique Dionne
Vice President, Communications
+1 514 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES SUCCESSFUL RENEWAL OF BANK LINES IN EUROPE

Montréal, July 7, 2004 —Bombardier Inc. announced today that it has successfully renewed the 364-day portion of its €3.71-billion syndicated European credit facility through syndicated banks. The new maturity date for this tranche is July 6, 2005.

Twenty-four banks extended their facilities, totalling €492 million. The agent bank is HSBC Bank PLC.

"This successful renewal further demonstrates the Corporation's healthy liquidity position as well as the European banking syndicates' confidence in our three-year restructuring plan," said François Lemarchand, Bombardier's Senior Vice President and Treasurer.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information Dominique Dionne
Vice President, Communications
+ 514 861-9481

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER SELLS 20 MORE REGIONAL JETS TO AIR NOSTRUM

Toronto, July 16, 2004 – Bombardier Aerospace announced today that Air Nostrum of Valencia, Spain has signed a follow-on order for 20 additional Bombardier CRJ200* 50-seat regional jet aircraft. The order is valued at an estimated $512.6 million U.S.

The contract gives Air Nostrum the right to convert some or all of these aircraft to other members of the Bombardier Regional Aircraft product line, including the CRJ900 and CRJ700 regional jets, or the Bombardier Q400 turboprop.

Air Nostrum has taken delivery of 25 CRJ200 aircraft from an earlier order for 31; the airline also operates 19 50-seat Q300* turboprops in its fleet. Delivery of the 20 aircraft announced today will increase the Air Nostrum fleet of Bombardier aircraft to 70, making the airline Europe's largest single operator of Bombardier regional airliners.

"The Bombardier CRJ and Q300 have helped us to become one of the largest and most successful regional airlines in Europe," said Carlos Bertomeu, Chief Executive Officer, Air Nostrum. "We have absolutely no hesitation in selecting more Bombardier aircraft for our future requirements."

"Bombardier is the only company that can provide the full range of regional products and Air Nostrum has proven that the combination of Bombardier regional jet and regional turboprop aircraft can result in increased efficiencies and superior profitability," said Steven A. Ridolfi, President, Bombardier, Regional Aircraft. "We are delighted that Air Nostrum has returned to Bombardier to meet its future requirements."

Air Nostrum is the leading regional airline in Spain and one of the largest in Europe and operates over 370 daily flights under a franchise agreement with Iberia, serving over 50 destinations throughout eight western European countries. The airline carries about three and a half million passengers a year.

This year, Air Nostrum celebrates its 10th anniversary. Throughout its history the airline has been named Carrier of the Year by the European Regions Airline Association on three occasions (1999/2000, 2002/2003, and 2003/2004), and has received other important awards (Flight International Award, Mercury In Flight Service Award, etc.), which reflect its extraordinary achievements and successful development.

As of May 31, 2004 the Bombardier CRJ Series program, the largest in regional aircraft history, had received 1,359 firm orders with 1,095 delivered to customers in over 20 countries throughout the Asia-Pacific region, Africa, Europe, North America and South America. Conditional orders and options could boost the CRJ program total to 2506 aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

* Trademarks of Bombardier Inc. and its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
001- 416-827-7930

Note to Editors:
A pre-Farnborough Air Show ceremonial signing, involving senior executives of Bombardier Aerospace Regional Aircraft and Air Nostrum, will take place on Sunday, July 18 at 9:30 a.m. at the Royal Aeronautical Society, Argyll Room, 4 Hamilton Place, London, U.K.

Images of Air Nostrum CRJ200 and Q300 aircraft are available in our web site multimedia library at: **www.aero.bombardier.com/htmen/F15.jsp**

For more information on Bombardier Aerospace at Farnborough 2004, please visit **www.Aeroshow.com**

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER CONFIRMS REVISED US AIRWAYS DELIVERY AGREEMENT

- Delivery schedule extended
- More CRJ700 aircraft ordered
- No effect on Bombardier's overall planned delivery schedule for the current fiscal year

Toronto, July 27, 2004 – Bombardier Aerospace confirms that it has concluded an agreement with US Airways on a revised delivery schedule.

The agreement calls for 23 Bombardier* CRJ*200 aircraft to be converted to CRJ700 or CRJ900 Series aircraft. This will result in a revised total firm order model mix of 37 CRJ200 and 48 CRJ700/900. In addition, the schedule for delivery of the remaining aircraft has been extended from April 2005 to March 2006 to accommodate US Airways' current financial restructuring and re-fleeting plans.

As this agreement was anticipated, there will be no effect on Bombardier's current production rate or overall planned delivery schedule for the current fiscal year.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

* Trademarks of Bombardier Inc.

Information: Bert Cruickshank
Bombardier Aerospace
Tel: (416) 375-3030

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER APPOINTS NEW VICE PRESIDENT, FINANCE IN TRANSPORTATION

Montréal, July 19, 2004 — Bombardier Transportation today announced the appointment of Bengt Pihl as Vice President, Finance, effective immediately. Mr. Pihl will be based in Berlin.

Having filled various executive positions around the world, more specifically in Germany, Switzerland, Sweden, Argentina and the United States, Mr. Pihl brings extensive international experience to the position. In 1987, he joined Asea Brown Boveri Group Limited and, in 1995, became Chief Financial Officer and member of the Managing Board of the Industrietechnik AG in Mannheim, Germany, and was promoted to Chief Executive Officer in 1997. In 2001, he was appointed Chairman of the Management Board for ABB in Germany.

Fluent in English, German, Swedish and Spanish, Mr. Pihl holds a Masters Degree in Economics from the University of Lund, in Sweden.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

***

For information: Lydia Dufresne
Media Relations
(450) 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER AWARDED A US $320 MILLION CONTRACT FOR A FULLY AUTOMATED RAPID TRANSIT SYSTEM IN SOUTH KOREA

Montréal, July 27, 2004 – The Yong-In LRT Consortium, of which Bombardier Transportation is the lead member, has been awarded a 35-year Build-Transfer-Operate (BTO) concession contract by the City of Yong-In, Republic of Korea, for a fully automated 18.5-km rapid transit system. The Yong-In LRT Consortium comprises Bombardier and Korean civil works contractors Daelim Industrial Co., Ltd., Hanil Engineering and Construction Co., Ltd., and Korea Development Co., as well as Korean electrical & mechanical system contractors Hanjin Heavy Industries Co. and Iljin Electric Co.

The contract for the 5-year design-build portion of the concession contract is valued at approximately US $600 million. Bombardier's share of the design-build contract is approximately US $200 million. The separate Operations and Maintenance (O&M) contract, awarded solely to Bombardier, carries a value of approximately US $120 million for the first 10 years. Should all four 5-year options for operations and maintenance services be realized, the value of the O&M contract would increase by approximately US $294 million.

The mostly elevated system will feature Bombardier's driverless, Advanced Rapid Transit (ART) technology, thoroughly proven in over 60 years of combined operations in Canada, Asia, and the USA. Serving 15 stations over 18.5 kilometres of double-track guideway, the new line will link the Seoul subway, via Yong-In City, and will terminate in Everland, the region's recreational and entertainment capital and the world's fifth most popular theme park. Over 13 million tourists visit the City of Yong-In annually.

Raymond T. Betler, President of Bombardier Transportation's Total Transit Systems, said, "Bombardier is very proud to be part of the City Government's vision for the future of this historical City, which is rich in tradition and cultural heritage. He added, "we are confident that our Advanced Rapid Transit technology will accelerate the dynamic development of the City of Yong-In, and will harmonize with the region's pristine natural environment."

Bombardier is the world leader in designing and supplying automated rapid transit systems, monorails and people movers for urban and airport applications. Its driverless ART technology offers unprecedented system reliability. Successfully deployed ART systems include Vancouver SkyTrain**, the longest driverless system in the world; New York City's 13-km AirTrain JFK**, where Bombardier is providing up to 15 years of operations and maintenance services; and Malaysia's 29-km Kuala Lumpur LRT System 2, averaging over 160,000 passengers per day with a total fleet of 70 ART vehicles.

In Yong-In, Bombardier will be responsible for the design and supply of 30 driverless ART vehicles, *Bombardier* CITYFLO** 650 automatic train control technology, communications systems, project management, systems engineering and integration, testing and commissioning, as well as operations and maintenance services and training of Korean personnel. Bombardier will lead the integration of the scope of work with Daelim Industrial Co., Ltd., who will be the co-lead for the design-build portion of the contract.

The consortium of civil contractors will be responsible for the civil works, including the guideway and stations.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com

* Trademark(s) of Bombardier Inc. or its subsidiaries

** Trademarks of third parties

* * *

NOTE TO EDITORS: A photo is available on our Website at the following address:
www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Media Relations
Phone: (450) 441-8130